UNITED STATES
 SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

July 01, 2014

Barclays PLC and
Barclays Bank PLC
(Names of Registrants)

 1 Churchill Place
London E14 5HP
England
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F x           Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes           No x

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

This Report is a joint Report on Form 6-K filed by Barclays PLC and Barclays
Bank PLC. All of the issued ordinary share capital of Barclays Bank PLC is owned by Barclays PLC.

This Report comprises:

Information given to The London Stock Exchange and furnished pursuant to
General Instruction B to the General Instructions to Form 6-K.

EXHIBIT INDEX
Barclays announces Total Voting Rights - dated 01 July 2014

 SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, each of the registrants has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BARCLAYS PLC
(Registrant)

Date: July 01, 2014

By: /s/ Patrick Gonsalves
----------------------
Patrick Gonsalves
Deputy Secretary

BARCLAYS BANK PLC
(Registrant)

Date: July 01, 2014
By: /s/ Patrick Gonsalves
----------------------
Patrick Gonsalves
Joint Secretary

      1 July 2014

Barclays PLC (the "Company")

Notification of transactions by Director/Persons Discharging Managerial Responsibility ("PDMR"): Disclosure and Transparency Rule 3.1.4R (1)(a)

The Company announces the following transactions by PDMRs in the ordinary shares in the Company (the "Shares"):

1.   The allocation of Shares to PDMRs representing payment of the role based pay component ("Role Based Pay") of their fixed remuneration was notified to the Company on 30 June 2014.  Role Based Pay is payable quarterly (but see note 1 below) and is subject to a holding period with restrictions lifting over five years (20% each year).

Role Based Pay is a new class of fixed pay introduced to comply with the EU's Capital Requirements Directive IV which requires remuneration provisions to include a maximum ratio between fixed and variable remuneration for a number of senior employees.  A maximum ratio of 1:2 (fixed to variable) was approved by shareholders at the Company's AGM on 24 April 2014.

2.   The reinvestment of the interim dividend for the quarter ending 31 March 2014 in Shares (the "Reinvestment 1") on behalf of PDMRs by an independent nominee, the Barclays Corporate Nominee Arrangement (previously Appleby Nominees), was notified to the Company on 30 June 2014.

3.   The reinvestment of the interim dividend for the quarter ending 31 March 2014 in Shares by the trustee of the Barclays Group Sharepurchase Plan (the "Reinvestment 2"), an HM Revenue and Customs approved all employee share plan, was notified to the Company on 1 July 2014.

The number of shares received by PDMRs is as follows:

Directors	Shares held before the transaction	Date of transaction	Shares allocated to PDMR2	Price per Share allocated	Shares deducted to cover tax liabilities2 on Role Based Pay	Balance of Shares held
Directors	A		B		C	A+B-C
A Jenkins1 - Role Based Pay	3,935,310	30.06.14	221,197	£2.1474	103,963	4,052,544
T Morzaria1 - Role Based Pay - Reinvestment 1	255,722	30.06.14 27.06.14	174,629 1,049	£2.1474 £2.3400	82,076 -	349,324

Other PDMRs	Date of transaction	Shares allocated to PDMR2	Price per Share allocated	Shares deducted to cover tax liabilities2 on Role Based Pay
R le Blanc - Role Based Pay - Reinvestment 1 - Reinvestment 2	30.06.14 27.06.14 30.06.14	139,703 2,122 2	£2.1474 £2.3400 £2.3327	65,661 - -
I McDermott Brown - Role Based Pay - Reinvestment 1	30.06.14 27.06.14	23,283 210	£2.1474 £2.3400	10,944 -
B Hoyt - Role Based Pay - Reinvestment 1	30.06.14 27.06.14	69,851 681	£2.1474 £2.3400	32,830 -
V Soranno Keating - Role Based Pay - Reinvestment 1	30.06.14 27.06.14	69,851 1,540	£2.1474 £2.3400	33,075 -
T King - Role Based Pay - Reinvestment 1	30.06.14 27.06.14	266,723 2,867	£2.1474 £2.3400	137,550 -
M Roemer - Role Based Pay - Reinvestment 1	30.06.14 27.06.14	42,686 532	£2.1474 £2.3400	20,063 -
A Vaswani - Role Based Pay - Reinvestment 1 - Reinvestment 2	30.06.14 27.06.14 30.06.14	69,851 665 20	£2.1474 £2.3400 £2.3327	32,830 - -
D West - Reinvestment 1	27.06.14	490	£2.3400	-

1        Shares allocated toAntony Jenkins and Tushar Mozaria represent the role based pay component of their fixed remuneration for the six months ended 30 June 2014, whereas the Shares allocated to the remaining PDMRs represent the role based pay component of their fixed remuneration  for the three months to 30 June 2014.

2        Tax liabilities on the Shares provided were met in cash and the number of Shares actually received by each individual was reduced by an amount equivalent in value as required to meet those tax liabilities.

For further information please contact:

Investor Relations	Media Relations
Charlie Rozes	Giles Croot
+44 (0) 207 116 5752	+44 (0) 207 116 4755